Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Meadowbrook, Inc. 401(k) Profit Sharing Plan our reports (a) dated March 16, 2011, with respect to the consolidated statements and schedules of Meadowbrook Insurance Group, Inc. and the effectiveness of internal control over financial reporting of Meadowbrook Insurance Group, Inc. included in its Annual Report (Form 10-K) and (b) dated June 27, 2011, with respect to the financial statements and schedules of the Meadowbrook, Inc. 401(k) Profit Sharing Plan included in the Plan’s Annual Report (Form 11-K), both for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Detroit, MI
October 13, 2011